February 26, 2010	Mary C. Moynihan D 202.778.9058 molly.moynihan@klgates.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Columbia Acorn Trust

1933 Act Registration No. 2-34223

1940 Act Registration No. 811-1829

Ladies and Gentlemen:

On behalf of Columbia Acorn Trust (the “Trust”), we are transmitting for electronic filing under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) post-effective amendment no. 85 to the Trust’s registration statement under the Securities Act, which is also amendment no. 60 to its registration under the 1940 Act.

This filing is being made to comply with certain amendments to Form N-1A in connection with the annual update of the Trust’s registration statement, pursuant to Rule 485(a) under the Securities Act, with a designated effective date 60 days after filing pursuant to Rule 485(a)(1) under the Securities Act.

Very truly yours,

/s/ Mary C. Moynihan

Mary C. Moynihan